Exhibit 11
               Statement Re: Computation of Per Share Earnings


Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. ESOP shares released or committed to be released are considered outstanding while unallocated ESOP shares are not considered outstanding. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Options to purchase 51,537 shares of common stock outstanding at March 31, 2000 were not included in the computation of common shares outstanding for purposes of computing diluted earnings per share because the exercise price of the options exceeded the market price and thus the effect would have been anti-dilutive. The following table presents the basic and diluted earnings per share computation for the three months ended:

                                                    March 31, 2000     March 31, 1999
                                                    --------------     --------------

Basic and Diluted
Net income                                             $  8,913           $166,321

Weighted-average shares outstanding                     545,481            545,481
Less net effect of unallocated ESOP shares              (34,364)           (38,728)
                                                       ---------------------------
Weighted average shares outstanding as adjusted         511,117            506,753
                                                       ===========================

Earnings per share - basic and diluted                 $   0.02           $   0.33